BB 2/24

S [redacted] OMMISSION 9

03001410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 10 2003 WASH. D.C. 155

OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response ....

SEC FILE NUMBER
8-51724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RMIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 SHERMAN STREET , SUITE 2800
(No. and Street)

DENVER (City) COLORADO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. FENWICK (303) 839-1431
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Fenwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RMIN SECURITIES, INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMIN SECURITIES, INC.

Table of Contents

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

We have audited the accompanying balance sheet of RMIN Securities, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMIN Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, a significant portion of the expenses of RMIN Securities, Inc. are incurred by its parent and are not reflected in the accompanying financial statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman

Ehrhardt Keefe Steiner & Hottman PC

January 17, 2003
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

RMIN SECURITIES, INC.

Balance Sheet
December 31, 2002

Assets

Current assets		
Cash	$	32,508
Commissions receivable		12,461
Receivable from parent company - paid in full subsequent to year end		50,000
Total current assets		94,969
Total assets	$	94,969

Liabilities and Stockholder's Equity

Current liabilities		
Commissions payable	$	19,663
Total liabilities		19,663
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Retained earnings		65,306
Total stockholder's equity		75,306
Total liabilities and stockholder's equity	$	94,969

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2002

Commission income	$	839,245
Commission expense		618,012
Gross profit		221,233
General and administrative expenses		16,771
Income before income taxes		204,462
Income tax expense		71,000
Net income	$	133,462

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance - December 31, 2001	1,000	$ 10,000	$ 59,084	$ 69,084
Distributions to parent	-	-	(127,240)	(127,240)
Net income	-	-	133,462	133,462
Balance - December 31, 2002	1,000	$ 10,000	$ 65,306	$ 75,306

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 133,462
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	9,528
Receivable from parent company	(14,838)
Commissions payable	435
	(4,875)
Net cash provided by operating activities	128,587
Cash flows from financing activities	
Distributions to parent	(127,240)
Net cash used in financing activities	(127,240)
Net increase in cash	1,347
Cash - beginning of year	31,161
Cash - end of year	$ 32,508

Supplemental disclosure of cash flow information

Cash paid for income taxes was $71,000 for the year ended December 31, 2002.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

RMIN Securities, Inc., (the Company), was incorporated in the State of Colorado on September 30, 1998. The Company serves as an intermediary between insurance agents and insurance companies facilitating the issuance of variable life insurance policies. Predominantly, the Company's business is located within the Rocky Mountain region.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2002.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

During the year ended December 31, 2002, two customers accounted for 48% and 17% of total revenues, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon the issuance of the underlying life insurance policy.

Basis of Presentation

The Company is a wholly owned subsidiary of Rocky Mountain Insurance Network, Inc. (RMIN). As a result of NASD requirements, substantially all expenses of the Company, including income tax expense, are paid by RMIN on behalf of the Company in exchange for the distribution of all profits in excess of minimum net capital requirements.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash , receivables and accounts payable approximated fair value as of December 31, 2002 because of the relatively short maturity of these instruments.

RMIN SECURITIES, INC.

Notes to Financial Statements

Note 2 - Related Party Transactions

Pursuant to an agreement with the Company, RMIN pays significant expenses incurred by the Company in return for distributions of Company profits in excess of minimum net capital requirements. These expenses include rent, salaries and benefits, office and supplies expense, income taxes and almost all other expenses of the Company. These expenses have been estimated at $194,948 during the year ended December 31, 2002.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. The Company's net capital at December 31, 2002 was $75,306 of which $70,306 is eligible for distribution to RMIN. Net capital may fluctuate on a daily basis.

Note 4 - NASD Membership Agreement

In addition to the minimum net capital requirement mentioned in Note 3 above, the Company's NASD Membership Agreement limits the Company's business to the distribution of mutual funds and/or variable life insurance or annuities, and restricts the Company from holding customer funds or the safekeeping of customers' securities. The Company must comply with additional provisions of the Membership Agreement.

ACCOMPANYING INFORMATION

RMIN SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net Capital	
Total stockholder's equity	$ 75,306
Additions / deductions	
None	-
Net capital	$ 75,306
Aggregate Indebtedness	
Commissions payable	$ 19,663
Total aggregate indebtedness	$ 19,663
Computation of Basic Net Capital Requirements	
Required minimum net capital	$ 5,000
Capital in excess of minimum requirement	$ 70,306
Ratio of aggregate indebtedness to net capital	0.26

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2002 and the audited computation above.

EKS&H
Ehrhardt
Keefe
Steiner &
Hottman PC
Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of RMIN Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying the requirements for prompt payment for securities under section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of internal control indicated that the Company was in compliance with the conditions for exemption under Paragraph (k) (2) (B) of Rule 15c-3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 17, 2003
Denver, Colorado

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 0 2003
WASH, D.C. 155

RMIN SECURITIES, INC.

Financial Statements
and
Independent Auditors' Report
December 31, 2002

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants